Exhibit 99.1

For Immediate Release

Kenon Schedules First Quarter 2015 Results Release For

Wednesday, May 27, 2015

– Conference Call Scheduled for May 27, 2015 at 9am Eastern Time –

Singapore, May 21, 2015. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) announced today that it will be releasing its first quarter 2015 results on Wednesday, May 27, 2015.

The Company will also host a conference call on the same day, Wednesday, May 27 starting at 9am Eastern Time. Management will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US:	1-888-668-9141

UK:	0-800-917-5108

Israel:	03- 918-0644

International:	972-3-918-0664

At: 9am Eastern Time, 6am Pacific Time, 2pm UK Time, 4pm Israel Time, 9pm Singapore Time

For those unable to participate, the teleconference will be available for replay on the Company’s website at http://www.kenon-holdings.com/ beginning 24 hours after the call.

About Kenon

Kenon is a newly-incorporated holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power (100% interest) – a leading owner, developer and operator of power generation facilities in the Latin American, Caribbean and Israeli power generation markets;

•	Qoros (50% interest) – a China-based automotive company;

•	ZIM (32% interest) – an international shipping company;

•	Tower (24% of the currently outstanding shares of Tower) – a global foundry manufacturer, with shares traded on NASDAQ and the TASE; and

•	Primus (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders with direct access to these businesses, when we believe it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov.

Please also see http://www.kenon-holdings.com for additional information.